November 22, 2013

QMM: NYSE MKT
QTA: TSX VENTURE
NR-13-15

 Quaterra Extends Option Agreements on Two Central Mexico Projects

Quaterra Resources Inc. (the Company), today announced the extension of option agreements covering two projects in central Mexico.

The two projects are located in the highly prospective Mexican silver belt. Microondas is an epithermal gold-silver prospect in Zacatecas State, 30 miles northwest of the Fresnillo silver mine, covering over 11,000 acres (about 17 square miles). Santo Domingo is a large copper – gold system in Durango State, 40 miles northeast of the Pitarilla silver property, situated within a 26,700 acre (41.7 square miles) claim block.

The Optionor has agreed to accept 678,580 shares of Quaterra stock in lieu of US$95,000 of cash option payments for the Microondas and Santo Domingo properties, thereby extending the leases until June 1, 2014 and July 1, 2014 respectively.

The issuance of shares is subject to regulatory approval from both exchanges.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,

“Steven Dischler”

Mr. Steven Dischler, President & CEO
Quaterra Resources Inc. 775-463-9600

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure notes:

This press release, required by applicable Canadian laws, does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt from registration requirements.

Some statements contained in this news release are forward-looking statements within the safe harbor of the United States Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.